Exhibit 99.1

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION AS OF

AND FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024

On November 18, 2024, Fusion Fuel Green PLC, an Irish public limited company (“Fusion Fuel” or “HTOO”), entered into a Stock Purchase Agreement, dated as of November 18, 2024 (the “Purchase Agreement”), with Quality Industrial Corp., a Nevada corporation (“QIND”), Ilustrato Pictures International Inc., a Nevada corporation (“Ilustrato”), and certain stockholders of QIND (together with Ilustrato, the “Sellers”). Pursuant to the Purchase Agreement, Fusion Fuel agreed to acquire beneficial ownership of a 69.36% stake in QIND (the “Acquisition”) from the Sellers, and in exchange, Fusion Fuel issued to the Sellers a total of 3,818,969 of its Class A ordinary shares (“Class A Ordinary Shares”) (representing 19.99% of Fusion Fuel’s issued shares), and 4,171,327 of Fusion Fuel’s Series A Convertible Preferred Shares (“Series A Preferred Shares”), which will convert (the “Share Conversion”) into 41,713,270 Class A Ordinary Shares upon Fusion Fuel shareholder approval and approval of an initial listing application by The Nasdaq Stock Market LLC (“Nasdaq”). Pursuant to the Purchase Agreement, QIND issued further shares to third parties, reducing Fusion Fuel’s 69.36% stake to 67.04%. On November 26, 2024, the Acquisition closed. As such, Fusion Fuel acquired a 67.04% stake in the equity of QIND on this date. The remaining 32.96% stake in QIND was held by a non-controlling interest (“NCI”) at this date.

Pursuant to the Purchase Agreement, Fusion Fuel, QIND, and the Sellers will enter into an agreement and plan of merger (the “Merger Agreement”). Subject to the terms of the Merger Agreement and the receipt of any necessary shareholder, regulatory, and Nasdaq consents or approvals, QIND will merge into a newly-formed, wholly-owned Nevada subsidiary of Fusion Fuel (the “Merger”). Upon completion of the Merger, QIND will become the surviving entity and a wholly owned subsidiary of Fusion Fuel and Fusion Fuel will acquire the remaining equity securities of QIND that were not acquired pursuant to the Acquisition.

The following unaudited pro forma condensed combined financial information combines the historical consolidated financial position and results of operations of Fusion Fuel and QIND and gives effect to the Acquisition, the Share Conversion, and the Merger in the manner described below.

The Acquisition, the Share Conversion, and the Merger are considered to be a business combination accounted for under the International Financial Reporting Standards (“IFRS”) acquisition method of accounting. In accordance with IFRS 3 - Business Combinations, Fusion Fuel has been identified as the accounting acquirer, and QIND as the target, for accounting purposes. Consequently, the accompanying pro forma financial statements consolidate QIND into Fusion Fuel’s financial statements for the period presented.

The assets acquired or to be acquired, and liabilities assumed or to be assumed, have been recorded at their estimated fair values at the date of the Acquisition. The purchase price has been allocated on a preliminary basis to the assets acquired or to be acquired and the liabilities assumed or to be assumed based upon estimates of their respective fair values, which are subject to potential adjustment upon finalization of the purchase price allocation.

The following unaudited condensed combined pro forma balance sheet as of December 31, 2024 gives effect to the Conversion and the Merger as if each had been completed as of December 31, 2024. The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent statement of financial position already reflects the Acquisition. It does, however, present the Share Conversion and the Merger, and presents QIND as a wholly owned subsidiary of Fusion Fuel, removing the NCI that was recognized in connection with the Acquisition. The unaudited pro forma condensed combined statement of operations and other comprehensive income for the fiscal year ended December 31, 2024 was prepared as if the Acquisition, the Conversion, and the Merger had occurred as of January 1, 2024. The pro forma information has been prepared by our management, and it may not be indicative of the results that actually would have occurred had the Acquisition, the Conversion, and the Merger been in effect on the dates indicated, nor does it purport to indicate the results that may be obtained in the future. The pro forma information is based on provisional amounts allocated by management to various assets and liabilities acquired and may be eventually different than currently presented.

Unaudited Condensed Combined Pro Forma Balance Sheet as of December 31, 2024 (in thousands)

	HTOO		Pro Forma Adjustments			Consolidated Pro Forma
			Share Conversion	Merger (Acquisition of NCI)
ASSETS	€		€	€		€
Non-current assets
Property, plant and equipment	307		-	-		307
Goodwill and other intangible assets[1]	18,990		-	-		18,990
Related Party Receivables	1,827		-	-		1,827
Total Current Assets	21,124		-	-		21,124

Current assets
Prepayments and other receivables	3,065		-	-		3,065
Inventory	1,130		-	-		1,130
Deposits and advances	748		-	-		748
Cash and cash equivalents	214		-	-		214
Other Current Assets	1,846		-	-		1,846
Total Non-current Assets	7,002		-	-		7,002
Total Assets	28,126		-	-		28,126

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Non-current liabilities
Trade and other payables - Leases	155		-	-		155
Other payables - long-term	4,260		-	-		4,260
Total Current Liabilities	4,415		-	-		4,415

Non-Current Liabilities
Trade and other payables	9,133		-	-		9,133
Provisions	742		-	-		742
Cost accruals	499		-	-		499
Derivative financial instruments	636		-	-		636
Loans and borrowings	2,002		-	-		2,002
Total current liabilities	13,011		-	-		13,011
Total Liabilities	17,426		-	-		17,426

Equity
Share capital - preferred	0.4	[2]	(0.4)[4]	-		-
Share capital	3	[3]	4 [4]	-		7
Share premium	242,255		(4)[5]	-		242,251
Share based payments reserve	6,940		-	-		6,940
Convertible note reserve	29		-	-		29
Retained earnings	(236,436)		-	(2,091)[6]		(238,527)
Noncontrolling interest	(2,091)[6]		-	2,091	[6]	-
Total stockholders’ Equity	10,699		-	-		10,699
Total liabilities and stockholders’ Equity	28,126		-	-		28,126

Unaudited Condensed Combined Pro Forma Statement of Operations and Other Comprehensive Loss for the Fiscal Year Ended December 31, 2024 (in thousands, except per share amounts)

	HTOO	QIND[8]	Consolidated Pro Forma
	€	€	€

Revenue	1,605	8,737	10,342

Cost of revenues	1,168	5,507	6,675

Gross profit	437	3,231	3,667

Total operating expenses[7]	17,181	2,830	20,011

Income (loss) from operations	(16,744)	400	(16,344)

Other (income) expenses	(3,038)	199	(2,840)

Operating profit before tax	(13,706)	201	(13,505)

Corporate Income Tax	25	120	145

Net Income (Loss)	(13,731)	82	(13,649)

Basic (loss)/ earnings per share			(0.79)

Diluted (loss)/ earnings per share			(0.79)

Basis of Presentation

The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting and are based on Fusion Fuel and QIND’s historical consolidated financial statements as adjusted to give effect to the Acquisition and the Merger and the shares issued or to be issued as part of the Acquisition and the Merger.

The unaudited pro forma condensed combined balance sheet as of December 31, 2024, gives effect to the Share Conversion and the Merger as if each had occurred on December 31, 2024. The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent balance sheet already reflects the Acquisition. The unaudited pro forma condensed combined statement of operations and other comprehensive income for the year ended December 31, 2024 is presented as if the Acquisition, the Conversion and the Merger had occurred on January 1, 2024.

Historical financial information has been adjusted in the pro forma balance sheet to pro forma events that are:

(1) directly attributable to the Share Conversion, and the Merger; and

(2) factually supportable.

The pro forma financial information should be read in conjunction with (i) Fusion Fuel’s historical consolidated financial statements as of and for the fiscal year ended December 31, 2024 and the notes thereto included in Fusion Fuel’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and (ii) QIND’s historical consolidated financial statements as of and for the fiscal year ended December 31, 2024 and the notes thereto included in QIND’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024.

The pro forma adjustments presented in the pro forma condensed combined balance sheet and statement of operations and other comprehensive income are described in Note (iii) - Pro Forma Adjustments.

i.	Preliminary Purchase Price Allocation

On November 26, 2024, Fusion Fuel completed the Acquisition pursuant to the Purchase Agreement. Under the terms of the Purchase Agreement, 78,312,334 shares of common stock and 20,000 shares of Series B Preferred Stock of QIND were sold, representing approximately 67.04% of QIND’s equity value. On the date of the Share Conversion, 4,171,327 Series A Preferred Shares that were issued to the shareholders of QIND will convert into 41,713,270 Class A Ordinary Shares and in exchange for the remaining outstanding capital stock of QIND. On the date of the Merger, QIND will be merged into a wholly-owned subsidiary of Fusion Fuel.

The purchase price for the Acquisition was structured through a share swap whereby Fusion Fuel issued 3,818,969 Class A Ordinary Shares (representing 19.99% of Fusion Fuel’s issued shares), and 4,171,327 Series A Convertible Preferred Shares, which will convert on the Share Conversion date into 41,713,270 Class A Ordinary Shares upon shareholder and Nasdaq approval.

The pro forma financial statements have been prepared on the basis of the acquisition method, in accordance with IFRS 3, whereby QIND’s historical financial results have been adjusted for the effects of fair value measurements as of the date of the Acquisition. The acquirer has been identified as Fusion Fuel Green PLC, and the target as Quality Industrial Corp.

The purchase price was preliminarily allocated based on the estimated fair value of net assets acquired or to be acquired and liabilities assumed or to be assumed at the date of the Acquisition. The preliminary purchase price allocation is subject to further refinement and may require adjustments to arrive at the final purchase price allocation.

The net assets of QIND were approximately €1.6 million including goodwill and other intangible assets as of the date of the Acquisition. The net liabilities of QIND were approximately €6.5 million excluding goodwill and other intangible assets as of the date of the Acquisition, of which approximately €4.4 million of net liabilities were included in Fusion Fuel’s consolidated financial statements (based on its 67.04% interest in the outstanding equity securities of QIND as of the date of the Acquisition). The approximately €2.1 million (32.96%) of the remaining net liabilities (excluding goodwill and other intangible assets) was held by the NCI as of the date of the Acquisition.

The euro value of the purchase price paid by HTOO for its acquisition of 67.04% of QIND as of the date of the Acquisition was approximately €14,626,400. The purchase price plus the portion of QIND’s net liabilities excluding goodwill and other intangible assets would result in an implied goodwill and other intangible assets value of approximately €19.0 million as of the date of the Acquisition.

See table below for further illustration.

(in thousands) (€)
Purchase Price (a)	14,626

Net liabilities of QIND (excluding goodwill and other intangible assets) (b)	(6,508)

HTOO portion of net liabilities of QIND (excluding goodwill and other intangible assets) (c) (67.04% of (b))	(4,364)

Goodwill and other intangible assets recognized on acquisition (d) ((a) - (c))	18,990

The pro forma balance sheet does not present the Acquisition as a pro forma event, as Fusion Fuel’s most recent statement of financial position at December 31, 2024 already reflects the Acquisition. The goodwill and intangible assets on Fusion Fuel’s audited statement of financial position as of December 31, 2024 was approximately €19.0 million.

Once transaction closing requirements have been met, i.e. once HTOO shareholders and Nasdaq approve the transaction, the 4,171,328 Series A Convertible Preferred Shares will convert on a 1-for-10 basis into Series A Ordinary Shares in the Conversion, the parties will enter into the Merger Agreement, and the NCI (assumed to be 32.96% without regard to any change in the actual interest that may have occurred following the date of the Acquisition) will be acquired by HTOO. QIND will at that point be a wholly owned subsidiary of HTOO.

ii.	Pro Forma Transaction Accounting Adjustments

The pro-forma adjustments are based on our preliminary estimates and assumptions that are subject to change. The following adjustments have been reflected in the unaudited pro-forma condensed combined financial information:

1.	Represents the purchase price in excess of the fair value of QIND net assets acquired or to be acquired in connection with the Acquisition, the Share Conversion and the Merger.

2.	Represents 4,171,328 Series A Preferred Shares issued in connection with the Acquisition.

3.	Includes 3,818,969 Class A Ordinary Shares issued in connection with the Acquisition.

4.	Represents the Share Conversion, in which the Series A Preferred Shares will convert into Class A Ordinary Shares on a 1-for-10 basis.

5.	Represents the additional paid in capital recorded at the assumed Share Conversion date.

6.	Represents the value of QIND that was initially recorded as the NCI at the Acquisition date (32.96%). The pro forma adjustment gives effect to the elimination of the NCI upon the consummation of the Merger.

7.	Includes approximately €184,000 in costs associated with the Acquisition included in the historical financial statements of Fusion Fuel.

8.	Pro Forma Statement of Operations and Other Comprehensive Income adjustments

For purposes of preparing the pro forma condensed combined statement of operations for the year ended December 31, 2024, QIND’s historical audited statement of profit and loss for the twelve months ended December 31, 2024 was adjusted by deducting QIND’s statement of profit and loss for the one month ended December 31, 2024 to exclude the period that was already consolidated in HTOO’s statement of profit and loss for the year.

For the purpose of consolidation accounting, the assumed date of the Acquisition in HTOO’s audited financials is December 1, 2024. As such, the following table presents a reconciliation of QIND’s statement of operations for the period from January 1, 2024 to November 30, 2024:

	QIND (a)	QIND (b)	QIND (a) - (b)
Stated in Euro thousands (€’000s)	Twelve months ended 31/12/2024	One month ended 31/12/2024	Period from 1/1/2024 - 30/11/2024

Revenue	10,342	1,605	8,737

Cost of revenues	6,675	1,168	5,507

Gross profit	3,667	437	3,231

Total operating expenses	3,035	205	2,830

Income (loss) from operations	632	232	400

Other (income) expenses	241	42	199

Operating profit before tax	391	190	201

Corporate Income Tax	145	25	120

Net Income (Loss)	247	165	82